Exhibit 99.3

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PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

ANNOUNCEMENT OF

THE INTEGRATION OF KUNLUN GAS AND KUNLUN ENERGY

The Board of Directors (the “Board”) of PetroChina Company Limited (the “Company”) hereby announces that the Board considered and adopted on 24 November 2015 the proposal on the integration of Kunlun Gas and Kunlun Energy. The Board agreed unanimously and passed the following resolutions:

1)	The Board approved that the Company enters into the letter of intent on integration with Kunlun Energy Company Limited (“Kunlun Energy”). The parties confirmed that the integration can be achieved by way of acquisition of the equity interests or assets of PetroChina Kunlun Gas Co., Ltd. (“Kunlun Gas”) by Kunlun Energy or other forms of integration (the Company currently holds 58.33% equity interests in Kunlun Energy and 100% equity interests in Kunlun Gas).

2)	The Board approved that a joint working team be set up by the Company and Kunlun Energy for the purpose of considering and finalizing detailed integration plans, coordinating the businesses of Kunlun Energy and Kunlun Gas as well as other matters that may facilitate the completion of the integration.

3)	The Board authorized the management team of the Company to execute the final agreement(s) in relation to the integration and authorized the Secretary to the Board to approve, sign and make relevant announcements or other documents and carry out information disclosure in accordance with the applicable regulatory rules of the exchanges where the Company is listed.

The parties will discuss and endeavor to achieve the integration. However, the integration is subject to uncertainties and the Company will make timely disclosure of the relevant information in accordance with the progress of the integration. Shareholders are reminded to invest rationally and are advised to exercise caution in risk of investment.

By order of the Board PetroChina Company Limited Secretary to the Board Wu Enlai

Beijing, the PRC

25 November 2015

As at the date of this announcement, the Board of Directors comprises Mr Wang Yilin as the Chairman; Mr Wang Dongjin as Vice Chairman and executive director; Mr Yu Baocai, Mr Shen Diancheng and Mr Liu Yuezhen as non-executive directors; Mr Liu Hongbin and Mr Zhao Zhengzhang as executive directors; and Mr Chen Zhiwu, Mr Richard H. Matzke, Mr Lin Boqiang and Mr Zhang Biyi as independent non-executive directors.